OM

18010091

Washington, D.C. 20549

SEC Mail Processing Section NOV 29 2018 Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTCex, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — 212-220-2729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, Peter Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTCex, LLC, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

ALEXIS GUICHARD
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01GU6368673
MY COMMISSION EXPIRES 12/18/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary Schedules and Report of Independent Registered Public Accounting Firm Filed Pursuant to 17(a)-5(e)(3)

As of and for the Year Ended September 30, 2018

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of
OTCex, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of September 30, 2018, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act and Other Information (the "supplemental information") as of September 30, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2017.

New York, NY
November 27, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
September 30, 2018

ASSETS	
Cash	$ 8,627,010
Due from clearing firms	600,804
Commissions receivable	5,999,478
Due from customer	582,929
Prepaid expenses and security deposits	193,182
Property and equipment, net of accumulated depreciation of $233,305	142,076
TOTAL ASSETS	$ 16,145,479
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 437,627
Due to Member	4,914,378
Due to Affiliates	961,925
Accrued bonuses	4,187,382
Current tax liability	189,436
Deferred tax liability	98,752
Subordinated loan	500,000
TOTAL LIABILITIES	11,289,500
MEMBER'S EQUITY	4,855,979
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,145,479

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended September 30, 2018

REVENUES	
Commission income	$ 27,264,941
Other income	582,209
Total revenues	27,847,150
OPERATING EXPENSES	
Salaries, bonuses and related costs	13,679,907
Administrative expense sharing	7,002,327
Clearance charges and commission expense	1,648,415
Professional fees	691,991
Rent	573,815
Travel and entertainment	693,171
Market data expense	473,987
Communications	342,275
Management fees	287,500
Insurance	74,918
Depreciation	61,264
Regulatory fees	57,999
Interest and bank charges	38,925
Office and other	38,659
Total expenses	25,665,153
INCOME BEFORE PROVISION FOR INCOME TAXES	2,181,997
Provision for income taxes	849,915
NET INCOME	$ 1,332,082

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2018

MEMBER'S EQUITY, Beginning of Year	$ 3,523,897
Net income	1,332,082
MEMBER'S EQUITY, End of Year	$ 4,855,979

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Subordinated Loan
For the Year Ended September 30, 2018

BALANCE, Beginning of Year	$	500,000
Activity during year ended September 30, 2018		-
BALANCE, End of Year	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended September 30, 2018

OPERATING ACTIVITIES:	
Net income	$ 1,332,082
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	61,264
Deferred tax benefit	(91,802)
Changes in operating assets and liabilities	
Increase in due from clearing firms	(3,341)
Increase in commissions receivable	(801,227)
Increase in due from customer	(582,929)
Decrease in prepaid expenses and security deposits	21,112
Decrease in accounts payable, accrued expenses and other liabilities	(24,813)
Increase in due to Member	1,782,807
Increase in due to Affiliate	961,925
Increase in accrued bonuses	1,301,143
Decrease in current tax liability	(209,459)
Net cash provided by operating activities	3,746,762
INVESTING ACTIVITIES:	
Purchase of property and equipment	(61,859)
Net cash used in investing activities	(61,859)
NET INCREASE IN CASH	3,684,903
CASH AT BEGINNING OF YEAR	4,942,107
CASH AT END OF YEAR	$ 8,627,010

Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 1,153,207
Cash paid during the year for interest	$ 11,250

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At September 30, 2018, the Company held $8,127,563 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized customer obligations, due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. The allowance was $0 as of September 30, 2018.

Deposits with Clearing Firms - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements. All clearing deposits are included in due from clearing firms on the accompanying statement of financial condition.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years).

Revenue recognition - Commissions related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis. Other income is recognized when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code.

The Company files its income tax return in the U.S. federal jurisdiction and in the state and city of New York. Tax years 2014, 2015 and 2016 are subject to tax examination by all authorities.

The Company recognizes current tax assets and liabilities for federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their ability to be realized exists.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the Federal corporate tax rate from 35% to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities is recognized in the period of enactment. The effect of the rate change on the Company's deferred taxes amounted to a reduction of approximately $47,000.

The Company applies the provisions of Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, FASB and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information thereof.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended September 30, 2018 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended September 30, 2018. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognized interest and penalties, if any, as interest expenses on the statement of operations.

3. INCOME TAXES

The Company had historically filed its tax returns on a cash basis. The Company converted to an accrual basis taxpayer in the prior year, as a result of having average gross revenues of $5 million or greater over the most recent three taxable years. This change of accounting method resulted in a positive IRC 481(a) adjustment, which the Company elected to recognize ratably over a four year period. The components of deferred income taxes recorded in the accompanying statement of financial condition comprise a net deferred tax liability of $98,752, resulting from the change of accounting method from cash to accrual.

At September 30, 2018, the provision (benefit) for income taxes consisted of the following:

Current:		
Federal	$	523,755
State and local		417,962
		941,717
Deferred:		
Federal		(44,573)
State and local		(47,229)
		(91,802)
Total tax provision	$	849,915

3. INCOME TAXES (continued)

The following reconciles the Company's effective tax rate from the U.S. federal statutory tax rate to such amount for the year ended September

Federal statutory tax rate	24%
Permanent tax differences	0%
State and local income tax (net of effect on federal income tax)	15%
Effective tax rate	39%

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of September 30, 2018 include the following:

Subordinated loan, 3% due September 23, 2019	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at an amount of $1,250 per month or $15,000 per year. The subordinated loan provides for automatic annual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital of $250,000, under the alternative method. On September 30, 2018, the Company had net capital of $1,536,805, which exceeded the minimum capital requirement of $250,000 by $1,286,805. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its customers rests with the customer (if self-clearing), customer's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the customer for any losses incurred as a result of such trade error. As of the fiscal year ending on September 30, 2018, the Company had not been notified by any customers, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its customers. The Company is not counterparty to any Transactions and does not act as principal to any such Transactions.

7. OTHER INCOME

Effective April 1, 2018, the Company signed an engagement letter with a third party to provide research and support services at a rate of 250,000 Euro per quarter. The Company reported $582,209 of Other Income, which is comprised of $577,782 of research and support service fees earned, at the average foreign-exchange rate, plus interest income. The $582,929 of due from customer in the statement of financial condition represents the amounts due from the third party for the research and support services provided, at the year-end foreign-exchange rate.

8. SIGNIFICANT CUSTOMERS

Commission income from three customers amounted to 36% of commission income for fiscal year ended September 30, 2018. Commissions receivable from four customers amounted to 52% of commissions receivable for fiscal year ended September 30, 2018.

9. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company from the Members' overseas locations. For the year ended September 30, 2018, administrative sharing expenses incurred under the expense sharing agreement amounted to $7,002,327. The Company also incurs a fee of $250,000 per calendar year payable to the Member for management efforts. As of September 30, 2018, the Company had a balance of $4,914,378 payable to the Member, inclusive of accrued interest of $15,000 on the subordinated loan and of $187,500 in management fees.

10. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $88,804 during the year ended September 30, 2018 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

11. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

12. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

			Depreciable Life Years
Furniture	$	97,171	7
Leasehold Improvements		39,199	30
Computer equipment		239,011	5
		375,381	
Less: accumulated depreciation & amortization		(233,305)	
Property and equipment, net	$	142,076	
Depreciation & amortization expense for the fiscal year ended September 30, 2018	$	61,264	

13. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space. Rent expense for the fiscal year ended September 30, 2018 totals $573,815. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending September 30:	Amount
2019	$ 190,478
2020	47,969
Total	$ 238,447

Subtenant - The Company subleases office space. The income from the subtenant is included in the statement of operations as a reduction in rent expense. Subtenant lease payments for the fiscal year ended September 30, 2018 totals $88,176. In September 2018, the Company's lease for the office space that was sublet reached maturity. The security deposit on the space was returned in full and the Company will no longer receive any subtenant rent on a go-forward basis.

Employment Contracts - The Company has commitments to various employees, as set forth in their employment contracts. The agreements include guaranteed compensation for the term of the employment contracts. The minimum salary payments under the herein mentioned employment contracts are as follows:

Fiscal Year ending September 30:	Amount
2019	770,000
2020	590,000
2021	558,333
2022	100,000
2023	-
Total	$ 2,018,333

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. The update was implemented October 1, 2018. The Company has evaluated the effect that the update will have on its financial statements and has determined there is no significant financial impact.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statements.

15. EMPLOYEE ADVANCE

The Company issued a series of advances to one of its employees during 2016, 2017 and 2018, for which there are loan agreements totaling \$1,180,771. As of September 30, 2018, the employee repaid \$681,885 of this advance through his net paychecks. The gross employee advance as of September 30, 2018 was \$498,886. As of September 30, 2018 the Company owed the same employee more than \$498,886 in accrued bonuses, therefore the offsetting receivable and payable were reflected as a net liability, included in accrued bonuses on the statement of financial condition.

16. DUE TO AFFILIATE

As of September 30, 2018, the Company reflected a \$961,925 balance due to its affiliated entities on the statement of financial condition. \$362,538 of this balance relates to a 62.5% revenue sharing agreement on work performed for one of the Company's customers, totaling \$580,060 for the current fiscal year, which is included in other income in the statement of operations. The remaining \$599,387 are collections by the Company, on behalf of its affiliates. The Company received cash collections on fees earned by its affiliates and reflected these cash collections as a related party payable. The \$599,387 and 50% of the \$362,538 were remitted to the appropriate affiliated entities in October 2018.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17

As of September 30, 2018

MEMBER'S EQUITY	
	$ 4,855,979
ADDITIONS AND/OR CREDITS:	
Liabilities subordinated	500,000
Addback for deferred tax liabilities on non-allowable receivables	98,752
Addback for broker payable on non-allowable receivables	2,999,739
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES	8,454,470
DEDUCTIONS AND/OR CHARGES:	
Non-allowable receivables	(5,999,478)
Due from Customer	(582,929)
Prepaid expenses and security deposits	(193,182)
Property and equipment, net of accumulated depreciation	(142,076)
	(6,917,665)
NET CAPITAL	$ 1,536,805
Minimum Statutory Net Capital Required, Alternative Method	$ 250,000
Excess net capital	$ 1,286,805

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2018.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Other Information
For the Year Ended September 30, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of
OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OTCex, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
November 27, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

OTCex, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Peter Doyle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Peter Doyle
Authorized Signature

CCO
Title

11/27/18
Date

MAZARS

Report of Independent Registered Public Accounting Firm On Internal Control Required by CFTC Regulation 1.16

To the Member of
OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company") as of and for the year ended September 30, 2018, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

MAZARS

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described previously in this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as previously described in this report, were adequate at September 30, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
November 27, 2018

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Schedule of SIPC Assessment and Payments

As of and for the Year Ended September 30, 2018

Table of Contents

M MAZARS

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

To the Member of
OTCex, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by OTCex, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the disbursement journals, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amounts reported in the Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
November 27, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended September 30, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OTC EX LLC
608 5TH AVENUE
SUITE 602
New York, NY 10020

8-69129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 13,310
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 3, 2018 (Date Paid)	(5,994)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	7,316
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 7,316

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 7,316

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OTC Ex, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of October, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2017
and ending September 30, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,847,150
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	17,321,152
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,648,414
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,429	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,429
Total deductions	18,973,995
2d. SIPC Net Operating Revenues	$ 8,873,155
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 13,310
	(to page 1, line 2.A.)